SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HALF YEAR PROFITS RISE 32% TO €795M
FULL YEAR TRAFFIC & PROFIT GUIDANCE RAISED.

Ryanair Europe's favourite low fares airline today (Nov 3) announced that H1 Net Profit rose by 32% to €795m. Traffic grew 4% to 51.3m customers, ave. fares increased 5%, and total revenues rose by 9% to €3,537m. Unit costs fell by 2% (excluding fuel they rose by 3%). H1 load factors jumped by 4% points to 89%, due to a stronger Easter period and the success of Ryanair's "Always Getting Better" customer experience improvements.

H1 Results (IFRS)	Sep 30, 2013	Sep 30, 2014	% Change
Passengers(m)	49.2m	51.3m	+4%
Revenue(m)	€3,255m	€3,537m	+9%
Profit after Tax(m)	€602m	€795m	+32%
Basic EPS(€ cent)	42.04	57.44	+36%

Ryanair's CEO, Michael O'Leary, said:
"We are pleased to report this significant increase in H1 profits. While partially due to the presence of Easter in Q1 and a weak prior year comparable, we have also enjoyed a strong summer thanks to our strategy (announced Sept. 2013), of raising forward bookings and improving our customer experience which has delivered higher load factors and yields. We achieved a number of milestones during the half year including:

• H1 profits up 32% to €795m.

• Traffic up 4% to 51.3m (load factor up 4% points to 89%).

• Average H1 fare up 5% to €54.

• 4 new bases and 57 new routes opened.

• Improved website and mobile app rolled out.

• "Always Getting Better" customer experience improving.

• "Family Extra" and "Business Plus" products launched.

• €850m 7yr Euro bond issued @ 1.875%.

• €520m special dividend in Feb 2015 approved.

• Launch order for 200 Boeing 737-MAX "Gamechanger" aircraft (sub. to EGM approval).

• Revised growth plan to double to 150m p.a. customers by 2024.

The 5% rise in average fares and the 4% point increase in load factors has driven a 32% increase in H1 profits and validates our "Always Getting Better" programme and higher forward booking strategy. Our customers are finding it easier to locate and book our lowest fares on our improved website, while our new responsive mobile app has been downloaded more than 3m times in just 6 months. The customer experience is also improving at every touch point from mobile booking, online check-in, a smoother boarding process, and a friendlier on-board service where customers are really enjoying allocated seating and using their PED's.
Half year unit costs fell by 2%. Excluding fuel they rose 3% mainly due to higher landing and handling costs at primary airports, and a higher marketing spend to support the "Always Getting Better" programme. H1 Ancillary revenue grew by 4% to €741m in line with traffic growth as airport and baggage fee reductions were offset by the increased uptake of allocated seating.

Our "Always Getting Better" Program is Delivering.
The success of our "Always Getting Better" programme is evidenced by our rising forward booking's profile which is continuing into the winter season despite a very substantial (16%) winter traffic growth. As we enter November, forward bookings for Dec. to March continue to run on average 5% ahead of this time last year.
We have been pleasantly surprised at the rapid uptake of our new Family and Business Plus products which are enabling Ryanair to win new customers from all our higher fare competitors. We expect the uptake of our "Business Plus" service to build during our winter schedule which offers many more business routes to\from primary airports. Price conscious and time sensitive business passengers are already switching to Ryanair for our industry leading punctuality, and the better travel experience which our "Business Plus" product delivers.

Continuous Digital Development.
The success of our improved website and mobile app has been validated by the significant surge in web visits across all major markets particularly the UK. This time last year Ryanair was just 3rd in the UK for airline website visits (running behind both British Airways and Easyjet) on the Hitwise website listings. In the last 6 months we have overtaken both of these higher fare competitors to become the UK's number one airline website, and the gap between us and these higher fare competitors is widening. Our newly established Ryanair Labs development team will roll out more innovative services and features on our website and mobile app on a continuous basis into 2015.

New Route & Base Development.
Our 4 new summer bases in Athens, Brussels, Lisbon and Rome have performed well with strong load factors, as customers at primary airports switch quickly to Ryanair's lower fares and industry leading punctuality.
Forward bookings on our 4 new winter bases in Cologne, Gdansk, Glasgow and Warsaw are building quickly. We are very excited by Ryanair's re-entry into the 2 big UK domestic routes, Glasgow-London and Edinburgh-London (where we offer 3 times daily business schedules) at fares which are 50% lower than those charged by Easyjet or British Airways. We look forward to winning a significant share of the Scotland-London business market this winter. We expect this performance to be mirrored in other domestic business routes where we offer double daily frequencies such as Porto-Lisbon, Gdansk-Warsaw, and Wroclaw-Warsaw. We are making significant inroads in domestic Italy as Alitalia cuts short haul capacity. Germany is also an area of significant opportunity as continuing shorthaul capacity cuts by Air Berlin and Lufthansa enables Ryanair to expand in primary airports including Cologne, Hamburg, and Berlin. Last week we announced Copenhagen as our 70th base which opens in March 2015 and begins Ryanair's expansion in the high fare Scandinavian region after a number of years without capacity growth in that market.
New Aircraft Order.
In September, Ryanair celebrated 2 milestone events with Boeing. We took delivery of the 1st of 180 new Boeing 737-800 NG aircraft in Seattle. These new aircraft will enable Ryanair to deliver strong traffic and profit growth over the coming 5 years as we grow to over 114m passenger's p.a. These new aircraft will allow us exploit the unfolding opportunities at many primary and secondary airports across Europe who are encouraging Ryanair to grow quickly at their airports as their incumbent carriers cut capacity.
We also signed a new agreement to be the launch customer for 200 new Boeing 737-MAX 200 "Gamechanger" aircraft (100 firm and 100 options) which is subj. to EGM approval on 28th November next. These aircraft have the potential to transform Ryanair's cost base while further improving our on-board customer experience. They have 8 extra seats (197), more leg room, and Boeing's attractive "sky" interiors. These extra seats will generate more revenue per flight while the CFM Leap-1B engines will deliver an 18% reduction in fuel unit costs. When these aircraft deliver, between 2019 to 2024, they will significantly lower our unit costs enabling Ryanair to offer even more lower fares, which will underpin our ambitious growth targets.

Fuel Hedging.
We have taken advantage of recent oil price weakness to extend our fuel hedges to 90% for FY16, at approx. $93 per barrel. In Euro terms this will result in a 2% reduction in unit fuel costs over the next 12 months. We will now look for opportunities to extend our fuel hedging programme into FY17 to lock in future cost savings. We have also extended our Capex programme to September 2017 at an average exchange rate of €/$1.35 which locks in substantially lower costs for the new aircraft deliveries.

Shareholder Returns & Balance Sheet.
Our September AGM approved the Board's proposal to return another €520m via a special dividend (€0.375 per ordinary share). This will be paid at the end of February 2015, at a time when our cash balances are rising. This will bring to over €2.5bn the returns made by Ryanair to shareholders since 2008. Ryanair's balance sheet remains one of the strongest in the industry. Despite €293m of Capex and debt repayments of €199m during H1, our Net Cash position has improved from €158m to €618m reflecting our profitable H1 trading. Our BBB+ rating from S&P and Fitch enabled us to issue our first unsecured Eurobond at a coupon of 1.875% fixed for 7 years, which will further reduce our ownership and financing costs.

Forward Guidance.
Based on these solid H1 results, underpinned by strong forward bookings and rising load factors, we have significantly raised our winter capacity and traffic growth objectives. Traffic will grow by 12% in Q3 and by 20% in Q4, which are very ambitious targets during the weaker half of the year. However, we believe it is time to capitalise upon the many opportunities available to us at both primary and secondary airports, to grow our route network and increase frequencies, in order to attract business traffic which tends to travel more during the winter period.

As a result traffic in H2 will now rise by 16% or 5.3m customers (2.2m more than previously guided) although we still expect H2 fares to fall. With reasonable visibility in Q3 we expect traffic will grow 12%, while ave. fares will fall between -3% to -5% (slightly better than our previous -6% to -8% guidance). In Q4, we plan to grow traffic by 20%, and expect fares will fall by -6% to -10%, (as we use lower fares to achieve our significantly higher traffic targets). Accordingly, we now expect full year traffic will grow by 9% to 89m customers, and ave. fares for FY15 to rise by just 1% to €47. Unit costs (excluding fuel) will be positively impacted by this significant H2 traffic increase, and we now expect unit costs will be flat for FY15. Including fuel, unit costs will fall 4% in FY15.

As a result of these 2.2m additional H2 passengers and falling unit costs our full year net profit will significantly exceed our previous guidance (of €650m) to a new range of between €750m to €770m. However, we caution that this raised guidance remains heavily reliant on the strength of close in bookings for the remainder of Q3, and in particular Q4 where we presently have very little visibility.
While encouraged by the continuing strength of forward bookings, we would caution that close in bookings for the remainder of this winter will be subject to unforeseen events which always overhang our business, and so extreme caution rather than irrational exuberance should underpin any medium term forecasts. As these strong H1 results and raised full year guidance demonstrate, our business model is performing well but much work remains to be done over the next 12 months to continue to develop and improve our "Always Getting Better" programme for the benefit of our customers, our people, and our shareholders".

ENDS.

For further information	Neil Sorahan	Joe Carmody
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's favourite airline, operating more than 1,600 daily flights from 70 bases, connecting 186 destinations in 30 countries and operating a fleet of more than 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 280 new Boeing 737 aircraft, as well as options for 100 more Boeing 737 MAX 200s, which will enable Ryanair to lower fares and grow traffic from 89m this year to over 150m p.a. in 2024. Ryanair currently has a team of more than 9,500 highly skilled aviation professionals, and has an industry leading 30-year safety record.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Balance Sheet as at September 30, 2014 (unaudited)

		At Sep 30,	At Mar 31,
		2014	2014
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	5,157.8	5,060.3
Intangible assets		46.8	46.8
Available for sale financial assets	8	226.1	260.3
Derivative financial instruments		114.2	0.4
Total non-current assets		5,544.9	5,367.8

Current assets
Inventories		2.5	2.5
Other assets		138.0	124.2
Current Tax		-	1.1
Trade receivables		61.2	58.1
Derivative financial instruments		180.2	16.7
Restricted cash		18.1	13.3
Financial assets: cash > 3months		3,057.7	1,498.3
Cash and cash equivalents		1,299.3	1,730.1
Total current assets		4,757.0	3,444.3

Total assets		10,301.9	8,812.1

Current liabilities
Trade payables		165.6	150.0
Accrued expenses and other liabilities		1,254.9	1,561.2
Current maturities of debt		461.8	467.9
Derivative financial instruments		144.5	95.4
Current tax		78.0	-
Total current liabilities		2,104.8	2,274.5

Non-current liabilities
Provisions		150.1	133.9
Derivative financial instruments		40.8	43.2
Deferred tax		412.8	368.6
Other creditors		73.1	90.4
Non-current maturities of debt		3,294.9	2,615.7
Total non-current liabilities		3,971.7	3,251.8

Shareholders' equity
Issued share capital	13	8.8	8.8
Share premium account		709.1	704.2
Capital redemption reserve	13	1.2	1.2
Retained earnings	13	3,263.2	2,465.1
Other reserves		243.1	106.5
Shareholders' equity		4,225.4	3,285.8

Total liabilities and shareholders' equity		10,301.9	8,812.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the half-year ended
September 30, 2014 (unaudited)

		Half-year	Half-year
		Ended	Ended
		Sep 30,	Sep 30,
		2014	2013
	Note	€M	€M
Operating revenues
Scheduled revenues		2,796.1	2,542.1
Ancillary revenues		741.3	712.7
Total operating revenues - continuing operations		3,537.4	3,254.8

Operating expenses
Fuel and oil		1,171.5	1,201.3
Airport and handling charges		407.6	367.0
Route charges		315.4	318.5
Staff costs		265.0	258.6
Depreciation		195.1	182.3
Marketing, distribution and other		123.9	103.4
Maintenance, materials and repairs		64.9	53.9
Aircraft rentals		60.6	52.6
Total operating expenses		2,604.0	2,537.6

Operating profit - continuing operations		933.4	717.2
Other income/(expense)
Finance expense		(37.8)	(42.7)
Finance income		12.8	11.8
Foreign exchange (loss)		(0.9)	(0.9)
Total other expense		(25.9)	(31.8)

Profit before tax		907.5	685.4

Tax expense on profit on ordinary activities	4	(112.5)	(83.5)

Profit for the half-year - all attributable to equity holders of parent		795.0	601.9

Earnings per ordinary share (in € cent)
Basic	10	57.44	42.04
Diluted	10	57.29	41.85
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,384.0	1,431.9
Diluted	10	1,387.7	1,438.1

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Income Statement for the quarter ended
September 30, 2014 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Sep 30,	Sep 30,
		2014	2013
	Note	€M	€M
Operating revenues
Scheduled revenues		1,671.1	1,556.4
Ancillary revenues		370.6	356.2
Total operating revenues - continuing operations		2,041.7	1,912.6

Operating expenses
Fuel and oil		607.7	624.7
Airport and handling charges		212.5	190.7
Route charges		160.9	163.3
Staff costs		132.3	128.2
Depreciation		98.4	91.8
Marketing, distribution and other		64.3	49.7
Maintenance, materials and repairs		29.7	24.1
Aircraft rentals		34.3	26.2
Total operating expenses		1,340.1	1,298.7

Operating profit - continuing operations		701.6	613.9
Other income/(expense)
Finance expense		(18.8)	(21.0)
Finance income		3.7	2.7
Foreign exchange (loss)/gain		(2.6)	1.3
Total other expense		(17.7)	(17.0)

Profit before tax		683.9	596.9

Tax expense on profit on ordinary activities	4	(85.7)	(73.1)

Profit for the quarter - all attributable to equity holders of parent		598.2	523.8

Earnings per ordinary share (in € cent)
Basic	10	43.21	36.80
Diluted	10	43.09	36.64
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,384.4	1,423.4
Diluted	10	1,388.1	1,429.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the half-year ended September 30, 2014 (unaudited)

	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2014	2013
	€M	€M

Profit for the half-year	795.0	601.9

Other comprehensive income:

Items that may or will be reclassified to profit or loss in subsequent period:

Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	175.0	(79.2)

Available for sale financial asset:
Net (decrease)/increase in fair value of available for sale financial asset	(34.2)	20.8

Other comprehensive income/(loss) for the half-year, net of income tax	140.8	(58.4)

Total comprehensive income for the half-year - all attributable to equity holders of parent	935.8	543.5

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended September 30, 2014 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Sep 30,	Sep 30,
	2014	2013
	€M	€M

Profit for the quarter	598.2	523.8

Other comprehensive income:

Items that may or will be reclassified to profit or loss in subsequent period:

Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	109.8	(1.4)

Available for sale financial asset:
Net (decrease)/increase in fair value of available for sale financial asset	(4.8)	0.8

Other comprehensive income/(loss) for the quarter, net of income tax	105.0	(0.6)

Total comprehensive income for the quarter - all attributable to equity holders of parent	703.2	523.2

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Cash Flows for the half-year ended
September 30, 2014 (unaudited)

		Half-year	Half-year
		Ended	Ended
		Sep 30,	Sep 30,
		2014	2013
	Note	€M	€M
Operating activities
Profit after tax		795.0	601.9

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation		195.1	182.3
(Increase) in inventories		(0.0)	(0.1)
Tax expense on profit on ordinary activities		112.5	83.5
(Increase) in trade receivables		(3.1)	(1.6)
(Increase) in other current assets		(14.0)	(4.8)
Increase in trade payables		15.6	47.0
(Decrease) in accrued expenses		(306.1)	(311.7)
(Decrease) in other creditors		(17.3)	(18.8)
Increase/(decrease) in provisions		16.2	(2.9)
(Decrease) in finance expense		(0.2)	(0.4)
Decrease in finance income		0.2	0.5
Share based payments		(1.1)	1.0
Income tax paid		(18.2)	(14.1)

Net cash provided by operating activities		774.6	561.8

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(292.6)	(291.7)
(Increase)/decrease in restricted cash		(4.8)	6.2
(Increase)/decrease in financial assets: cash > 3months		(1,559.4)	67.2
Net cash used in investing activities		(1,856.8)	(218.3)

Financing activities
Net proceeds from shares issued		4.9	2.5
Proceeds from long term borrowings	14	845.9	-
Repayments of long term borrowings		(199.4)	(194.1)
Shares purchased under share buy-back programme	13	-	(176.6)
Net cash provided by/(used in) financing activities		651.4	(368.2)

(Decrease) in cash and cash equivalents		(430.8)	(24.7)
Cash and cash equivalents at beginning of the period		1,730.1	1,240.9
Cash and cash equivalents at end of the period		1,299.3	1,216.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half -year September 30, 2014 (unaudited)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6
Profit for the half- year	-	-	-	601.9	-	-	-	601.9
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	(79.2)	-	(79.2)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	20.8	20.8
Total other comprehensive income	-	-	-	-	-	(79.2)	20.8	(58.4)
Total comprehensive income	-	-	-	601.9	-	(79.2)	20.8	543.5
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.5	-	2.5	-	-	-	-	2.5
Repurchase of ordinary equity shares	-	-	-	(176.6)	-	-	-	(176.6)
Cancellation of repurchased ordinary shares	(24.1)	(0.2)	-	-	0.2	-	-	-
Share-based payments	-	-	-	-	-	-	1.0	1.0
Transfer of exercised and expired share based awards	-	-	-	1.0	-	-	(1.0)	-
Balance at September 30, 2013	1,423.5	9.0	690.3	2,844.9	1.0	(78.7)	176.5	3,643.0
Profit for the period	-	-	-	(79.1)	-	-	-	(79.1)
Other comprehensive income
Net actuarial losses from retirement benefit plans	-	-	-	(1.6)	-	-	-	(1.6)
Net movements in cash flow reserve	-	-	-	-	-	(4.5)	-	(4.5)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	18.3	18.3
Total other comprehensive income	-	-	-	(1.6)	-	(4.5)	18.3	12.2
Total comprehensive income/(expense)	-	-	-	(80.7)	-	(4.5)	18.3	(66.9)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	5.2	-	13.9	-	-	-	-	13.9
Share-based payments	-	-	-	-	-	-	0.9	0.9
Dividend paid	-	-	-	-	-	-	-	-
Repurchase of ordinary equity shares	-	-	-	(305.1)	-	-	-	(305.1)
Cancellation of repurchased ordinary shares	(45.4)	(0.2)	-	-	0.2	-	-	-
Transfer of exercised and expired share based awards	-	-	-	6.0	-	-	(6.0)	-
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	(83.2)	189.7	3,285.8

Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half -year September 30, 2014 (unaudited) (contd)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	(83.2)	189.7	3,285.8
Profit for the period				795.0				795.0
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	175.0	-	175.0
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	(34.2)	(34.2)
Total other comprehensive income	-	-	-	-	-	175.0	(34.2)	140.8
Total comprehensive income/(expense)	-	-	-	795.0	-	175.0	(34.2)	935.8
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.2	-	4.9	-	-	-	-	4.9
Share-based payments	-	-	-	-	-	-	(1.1)	(1.1)
Transfer of exercised and expired share based awards	-	-	-	3.1	-	-	(3.1)	-
Balance at September 30, 2014	1,384.5	8.8	709.1	3,263.2	1.2	91.8	151.3	4,225.4

Ryanair Holdings plc and Subsidiaries
Operating and Financial Overview
Detailed Discussion and Analysis for the half-year ended September 30, 2014

Profit after tax increased by 32% to €795.0m primarily due to a 5% increase in average fares and a stronger load factor (up 4 points to 89%), partially offset by a 3% increase in total operating expenses. Total operating revenues increased by 9% to €3,537.4m, primarily due to a 10% increase in scheduled revenues to €2,796.1m, driven by the 5% increase in average fare, aided by the timing of Easter in the first quarter and its absence in the prior year comparative along with a 4% increase in load factor. Ancillary revenues rose by 4%, in line with the growth in passenger numbers, to €741.3m. Fuel, which represents 45% of total operating costs in the current period and 47% in the comparative period, decreased by 2% to €1,171.5m due to a lower euro price per gallon paid. Unit costs excluding fuel rose by 3%, however, including fuel unit costs fell by 2%. Operating margin, as a result of the above, increased by 4 points to 26% whilst operating profit increased by 30% to €933.4m.

Total operating revenues increased by 9% to €3,537.4m primarily due to (i) a 5% increase in average fare, (ii) a 4% increase in traffic to 51.3m, (iii) the timing of Easter in the first quarter and its absence in the prior year comparative, and (iv) the strength of sterling to the euro. Ancillary revenues grew in line with the increase in passenger numbers.

Total revenue per passenger rose by 4%, primarily due to the strong growth in scheduled revenues.

Scheduled passenger revenues increased by 10% to €2,796.1m due to a 5% rise in average fares, partially due to the timing of Easter and its absence in the prior year comparative, along with strong load factors and the strength of sterling to the euro. Load factor rose by 4 points to 89%.

Ancillary revenues increased by 4% to €741.3m, in line with the increase in passenger numbers.

Total operating expenses increased by 3% to €2,604.0m due to the increased costs associated with the growth of the airline offset by a 2% reduction in fuel costs.

Fuel & oil costs decreased by 2% to €1,171.5m due to a lower euro fuel price per gallon in the period.

Airport & handling charges increased by 11%, as expected, to €407.6m, due to the mix of new routes and bases launched at primary airports, a 4% increase in passenger numbers and the strengthening of sterling against the euro.

Route charges decreased by 1% to €315.4m as the number of sectors flown remained flat and average sector length reduced by 1%.

Staff costs increased by 2% to €265.0m in line with the 2% pay increase granted in April 2014.

Depreciation and amortisation increased by 7% to €195.1m due to the purchase of 10 spare engines in the period, 2 aircraft deliveries and the higher level of maintenance activity during the period.

Marketing, distribution & other costs, which include ancillary costs, increased by 20% to €123.9m, mainly due to higher marketing spend to support our "Always Getting Better" programme and the launch of new routes and bases.

Maintenance costs increased by 20% to €64.9m, primarily due to the inclusion in the prior year comparative of a one off credit of €3.7m arising from the renegotiation of certain maintenance contracts. The remainder of the increase is due to higher line maintenance costs resulting from the launch of new bases and unscheduled maintenance costs.

Aircraft rental costs increased by €8.0m to €60.6m, reflecting short term leases over the summer, offset by a lower number of operating leased aircraft in the period (Sep 30, 2014: 51) compared to the prior year (Sep 30, 2013: 57).

Operating margin increased by 4 points to 26% due to the reasons outlined above and operating profits have increased by 30% to €933.4m.

Finance expense decreased by 12% to €37.8m due to lower interest rates on both existing floating rate debt and our new fixed rate bond.

Finance income increased by 8% to €12.8m primarily due to higher cash balances and a slightly longer tenor on fixed term deposits.

Balance sheet

Gross cash increased by €1,133.4m since March 31, 2014 to €4,375.1m and Gross debt rose by €673.1m to €3,756.7m. The Group generated €774.6m cash from operating activities and approximately €846.0m from its debut Eurobond issuance in June 2014 (see note 14). This funded net capital expenditure of €292.6m and debt repayments of €199.4m. As a result the Group's Net cash position rose to €618.4m at the period end (March 31, 2014: €158.1m).

Shareholders' equity increased by €939.6m to €4,225.4m in the period due to the net profit after tax of €795.0m and the impact of IFRS accounting treatment for derivatives and changes in unrealised losses on available for sale financial assets.

Detailed Discussion and Analysis for the quarter ended September 30, 2014

Profit after tax increased by 14% to €598.2m primarily due to a stronger load factor (up 4 points to 91%) and a 3% increase in average fares, partially offset by a 3% increase in total operating expenses. Total operating revenues increased by 7% to €2,041.7m, primarily due to a 7% increase in scheduled revenues to €1,671.1m, driven by a strong load factor and a 3% increase in average fare. Ancillary revenue was up 4%, in line with the growth in passenger numbers, to €370.6m. Fuel, which represents 45% of total operating costs in the current quarter and 48% in the comparative quarter, decreased by 3% to €607.7m due to a lower euro price per gallon paid. Unit costs excluding fuel rose by 4%, however, including fuel unit costs fell by 1%. Operating margin, as a result of the above, increased by 2 points to 34% whilst operating profit increased by 14% to €701.6m.

Total operating revenues increased by 7% to €2,041.7m primarily due to a 4% increase in traffic to 27.1m, boosted by a 3% increase in average fare and the strength of sterling against the euro. Ancillary revenues grew in line with the increase in passenger numbers.

Total revenue per passenger rose by 2%, primarily due to the strong growth in scheduled revenues.

Scheduled passenger revenues increased by 7% to €1,671.1m due to a 3% rise in average fares, strong load factors and the strength of sterling to the euro. Load factor rose by 4% points to 91%.

Ancillary revenues increased by 4% to €370.6m, in line with the 4% increase in passenger numbers.

Total operating expenses increased by 3% to €1,340.1m due to the increased costs associated with the growth of the airline offset by a 3% reduction in fuel costs.

Fuel & oil costs decreased by 3% to €607.7m due to a lower euro fuel price per gallon in the quarter.

Airport & handling charges increased by 11%, as expected, to €212.5m due to the mix of new routes and bases launched at primary airports, a 4% increase in passenger numbers and the strengthening of sterling against the euro.

Route charges were down €2.4m to €160.9m as the number of sectors flown remained flat and average sector length reduced by 1%.

Staff costs increased by 3% to €132.3m due to a 2% pay increase granted in April 2014 and the strengthening of the sterling against the euro.

Depreciation and amortisation increased by 7% to €98.4m due to 10 additional spare engines purchased, the delivery of 2 new aircraft in the period, and the higher level of maintenance activity during the quarter.

Marketing, distribution & other costs, which include ancillary costs, increased by 29% to €64.3m, due to higher marketing spend to support our "Always Getting Better" programme and the launch of new routes and bases.

Maintenance costs increased by €5.6m, to €29.7m, primarily due to the timing of maintenance checks, some unscheduled maintenance incurred, and increased line maintenance costs arising from the launch of new bases.

Aircraft rental costs increased by €8.1m primarily due to short term summer leases, offset by a lower number of operating leased aircraft (Sep 30, 2014: 51) compared to the prior year (Sep 30, 2013: 57).

Operating margin increased by 2% points to 34% due to the reasons outlined above and operating profits have increased by 14% to €701.6m.

Finance expense decreased by 11% to €18.8m due to lower interest rates on both floating rate debt and our new fixed rate bond.

Finance income increased by 37% primarily due to higher cash balances and a slightly longer tenor on fixed term deposits

Ryanair Holdings plc
Interim Management Report
Introduction

This financial report for the half-year ended September 30, 2014 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:
• Principal risks and uncertainties relating to the remaining six months of the year;
• Related party transactions; and
• Post balance sheet events.

Results of operations for the six month period ended September 30, 2014 compared to the six month period ended September 30, 2013, including important events that occurred during the half-year, are set forth above in the Operating and Financial Overview.

Principal risks and uncertainties
Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors
Details of the members of our Board of Directors are set forth on pages 106 and 107 of our 2014 annual report.

Related party transactions
Please see note 15.

Post balance sheet events
Please see note 16.
Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements
1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the six months ended September 30, 2014 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2014 Annual Report for the year, ended March 31, 2014, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2014, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2014 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992. The consolidated financial statements of the Group for the year ended March 31, 2014, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the six month period ended September 30, 2014 on October 31, 2014.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board.

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and are effective under those standards for the first time for the financial year beginning on or after January 1, 2014, and have also been endorsed by the EU, have been applied by the Group for the first time in these interim consolidated financial statements;

• IAS 32 (amendment) "Offsetting Financial Assets and Financial Liabilities" (effective for fiscal periods beginning on or after January 1, 2014).

• IAS 39 (amendment) "Novation of Derivatives and Continuation of Hedge Accounting" (effective for fiscal periods beginning on or after January 1, 2014).

• IFRIC 21 "Levies" (effective for fiscal periods beginning on or after January 1, 2014).

• IAS 36 (amendment) "Recoverable Amount Disclosures for Non-Financial Assets" (effective for fiscal period beginning on or after January 1, 2014).

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the half-year ended September 30, 2014.

The following new or revised IFRS standards and IFRIC interpretations which have not yet been endorsed by the EU will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (effective for fiscal periods beginning on or after July 1, 2014)

• IFRS 9, "Financial Instruments" (2014) (effective for fiscal periods beginning on or after January 1, 2018).

• "Annual Improvements to IFRSs". 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

• "Annual Improvements to IFRSs". 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

• "Annual Improvements to IFRSs". 2012-2014 Cycle (effective for fiscal periods beginning on or after July 1, 2016).

• Amendments to IFRS 10/IAS 28 - Sales or contributions of assets between an investor and its associate/joint venture(effective for fiscal periods beginning on or after January 1, 2016).

• Amendments to IFRS 11: "Accounting for Acquisitions of Interests in Joint Operations" (effective for fiscal periods beginning on or after January 1, 2016).

• IFRS 14, "Regulators Deferral Accounts" (effective for fiscal periods beginning on or after January 1,2016)

• Amendments to IAS 16 and IAS 38: "Clarification of Acceptable Methods of Depreciation and

Amortisation" (effective for fiscal periods beginning on or after January 1, 2016).

• IAS 15, "Revenue from Contracts with Customers" (effective for fiscal periods beginning on or after January 1, 2017)

2. Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3. Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense
The Group's consolidated effective tax rate in respect of operations for the half-year ended September 30, 2014 was 12.4% (September 30, 2013: 12.2%). The tax charge for the half-year ended September 30, 2014 of €112.5m (September 30, 2013: €83.5m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement.

5. Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.The Company granted options over 10 million shares in the period, under the terms of the 2013 Share Option Scheme approved by the Shareholders at the AGM on September 20, 2013 ("Option Plan 2013"). The fair value of these options, which are being recognised within the income statement in accordance with employee services rendered, was fully offset by a credit in relation to options that lapsed during the period under Option Plan 2003.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7. Capital commitments

At September 30, 2014 Ryanair had an operating fleet of 299 (2013: 301) Boeing 737-800NG aircraft. Following shareholder approval at an EGM on June 18, 2013, the Group has agreed to purchase 180 new Boeing 737 800NG aircraft during the periods Fiscal 2015 to Fiscal 2019 of which 2 aircraft were delivered in September 2014. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options purchases) Boeing 737 Max 200 aircraft from The Boeing Corporation during the period Fiscal 2019 to Fiscal 2024. This agreement is subject to shareholder approval at an EGM on November 28, 2014.

8. Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €260.3m at March 31, 2014 to €226.1m at September 30, 2014 is comprised of a loss of €34.2m, recognised through other comprehensive income, reflecting the decrease in the Aer Lingus share price from approximately €1.64 per share at March 31, 2014 to approximately €1.42 per share at September 30, 2014.

9. Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties. The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM). When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type. The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/(loss) after tax of the Company for the period.

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations. In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2014	2013
	€M	€M
External revenues	3,537.4	3,254.8

Reportable segment profit after income tax	795.0	601.9

	At Sep 30, 2014 €M	At Mar 31, 2014 €M
Reportable segment assets (excludes the available for sale financial asset)	10,075.8	8,551.8

10. Earnings per share

	Half-year	Half-year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2014	2013	2014	2013

Basic earnings per ordinary share euro cent	57.44	42.04	43.21	36.80
Diluted earnings per ordinary share euro cent	57.29	41.85	43.09	36.64
Weighted average number of ordinary shares (in M's) - basic	1,384.0	1,431.9	1,384.4	1,423.4
Weighted average number of ordinary shares (in M's) - diluted	1,387.7	1,438.1	1,388.1	1,429.7

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 3.8m (September 2013: 6.2m).

11. Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the period to September 30, 2014 amounted to €292.6m and primarily relate to aircraft pre delivery payments, the cost of 10 spare engines purchased and two aircraft deliveries.

12. Financial instruments and financial risk management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Company uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2014 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
• Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
• Level 3: unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Company's financial instruments:

Financial instruments measured at fair value

• Available for sale: The fair value of available for sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
• Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
• Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2014 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the period to September 30, 2014, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.
Financial instruments disclosed at fair value

• Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2014 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the quarter to September 30, 2014 that affect the fair value of our financial assets and financial liabilities.

12. Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Sep 30, 2014 Carrying amount	At Sep 30, 2014 Fair value	At Mar 31, 2014 Carrying amount	At Mar 31, 2014 Fair value
	€M	€M	€M	€M
Non-current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts..........................................................	114.2	114.2	-	-
- Jet fuel derivative contracts..............................................................................	-	-	0.4	0.4
	114.2	114.2	0.4	0.4
- Available-for-sale financial assets.................................................................	226.1	226.1	260.3	260.3
	340.3	340.3	260.7	260.7
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts..........................................................	180.2	180.2	-	-
- Jet fuel derivative contracts..............................................................................	-	-	16.7	16.7
	180.2	180.2	16.7	16.7
Trade receivables................................................................................................	61.2	61.2	58.1	58.1
Cash and cash equivalents................................................................................	1,299.3	1,299.3	1,730.1	1,730.1
Financial asset: cash > 3 months......................................................................	3,057.7	3,057.7	1,498.3	1,498.3
Restricted cash....................................................................................................	18.1	18.1	13.3	13.3
Other assets.........................................................................................................	2.4	2.4	2.6	2.6
	4,618.9	4,618.9	3,319.1	3,319.1
Total financial assets............................................................................................	4,959.2	4,959.2	3,579.8	3,579.8
	At Sep 30, 2014 Carrying amount	At Sep 30, 2014 Fair value	At Mar 31, 2014 Carrying amount	At Mar 31, 2014 Fair value
	€M	€M	€M	€M
Non-current financial liabilities
Derivative financial instruments:-
- Interest rate swaps.................................................................................................	40.8	40.8	41.4	41.4
- U.S. dollar currency forward contracts................................................................	-	-	1.8	1.8
	40.8	40.8	43.2	43.2
Long-term debt..........................................................................................................	3,294.9	3,362.6	2,615.7	2,660.9
	3,335.7	3,403.4	2,658.9	2,704.1
Current financial liabilities
Derivative financial instruments:-
- Interest rate swaps.................................................................................................	25.1	25.1	31.0	31.0
- Jet fuel derivative contracts..................................................................................	119.4	119.4	-	-
- U.S. dollar currency forward contracts................................................................	-	-	64.4	64.4
	144.5	144.5	95.4	95.4
Long-term debt..........................................................................................................	461.8	461.8	467.9	467.9
Trade payables..........................................................................................................	165.6	165.6	150.0	150.0
Accrued expenses.....................................................................................................	1,246.8	1,246.8	1,554.5	1,554.5
	2,018.7	2,018.7	2,267.8	2,267.8
Total financial liabilities........................................................................................	5,354.4	5,422.1	4,926.7	4,971.9

13. Share buy-back
There were no share buy-backs in the period. In the period ended September 30, 2013, the Company bought back 24.1m ordinary shares at a total cost of €176.6m. This was equivalent to approximately 1.7% of the Company's issued share capital. All ordinary shares repurchased were cancelled. Accordingly, share capital decreased by 24.1m ordinary shares with a nominal value of €0.2m and the capital redemption reserve increased by a corresponding €0.2m. The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14. Eurobond

In June 2014, Ryanair issued a 7 year unsecured eurobond, under its EMTN (Euro Medium Term Note) programme, with a fixed coupon of 1.875% per annum and a notional principal of €850.0m. The issue price on the bond was 99.52%.

15. Related party transactions
We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the period ended September 30, 2014 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2014 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

16. Post balance sheet events

In October 2014, Michael O'Leary (Chief Executive Officer) signed a new 5 year contract which commits him to the Company until September 2019. This new contract replaces a rolling 12 month arrangement under which Mr O'Leary has worked as Chief Executive of the airline since Ryanair Holdings Plc first floated in 1997. Otherwise, there were no significant post balance sheet events.
Ryanair Holdings plc
Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed in our 2014 Annual Report, confirm that, to the best of each person's knowledge and belief:

1) The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2014, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable.

2) The interim management report includes a fair review of the information required by:

(i) Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2014 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2014; and

(ii) Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2014 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2014 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                                                                          Michael O'Leary
Chairman                                                                                                                         Chief Executive
October 31, 2014

Independent review report of KPMG to Ryanair Holdings plc

Introduction

We have been engaged by Ryanair Holdings plc ("the Company") to review the condensed consolidated interim financial statements for the six months ended September 30, 2014, which comprise the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholders' equity and the related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the UK's Financial Conduct Authority ("the UK FCA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report, including the condensed consolidated interim financial statements contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the UK FCA.

As disclosed in note 1 - basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board and as adopted by the European Union ('EU'). The directors are responsible for ensuring that the condensed consolidated interim financial statements included in this half-yearly financial report have been prepared in accordance with IAS 34, "Interim Financial Reporting," as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended September 30, 2014 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the UK FCA.

Sean O'Keefe
for and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
October 31, 2014
1 Stokes Place
St Stephens Green
Dublin 2
Ireland

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 November, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary